

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   June 1, 2018

John Glassgow
Chief Financial Officer
Escondido Innovations, Inc.
1166 East Warner Rd., Suite 101-B
Gilbert, AZ 85016

> **Re: Escondido Innovations, Inc.**
> **Amendment No. 2 to**
> **Form 10-12G**
> **Filed May 15, 2018**
> **File No. 000-55868**

Dear Mr. Glassgow:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibits, page 36

1. Please file the contracts with Mr. Freeman and Mr. Cassavetes as exhibits to your Form 10 with your next amendment, or tell us why you do not believe you are required to do so by Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

John Glassgow
Escondido Innovations, Inc.
June 1, 2018
Page 2

     You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

            Sincerely,

            /s/ Justin Dobbie

            Justin Dobbie
            Legal Branch Chief
            Office of Transportation and Leisure